THIS FIRST AMENDING AGREEMENT TO INDENTURE made as of the 6th day of April, 2015.

BETWEEN:

BANRO CORPORATION, a corporation continued under the laws of the Canada, having an office in Toronto, Ontario

(the “Company”)

OF THE FIRST PART

- and -

BANRO CONGO MINING S.A., KAMITUGA MINING S.A., LUGUSHWA MINING S.A., NAMOYA MINING S.A., and TWANGIZA MINING S.A.

(collectively, the “DRC Guarantors”)

OF THE SECOND PART

- and -

BANRO GROUP (BARBADOS) LIMITED, BANRO CONGO (BARBADOS) LIMITED, KAMITUGA (BARBADOS) LIMITED, LUGUSHWA (BARBADOS) LIMITED, NAMOYA (BARBADOS) LIMITED and TWANGIZA (BARBADOS) LIMITED

(collectively, the “Barbados Guarantors”)

OF THE THIRD PART

- and -

EQUITY FINANCIAL TRUST COMPANY, a trust company continued under the laws of Canada and registered to carry business in the Province of Ontario

(the “Trustee”)

     OF THE FOURTH PART

WHEREAS:

A.

Each of the Company, the DRC Guarantors and the Trustee has heretofore executed and delivered to the Trustee an indenture dated as of March 2, 2012 (as amended, restated and supplemented from time to time, the "Note Indenture") providing for the issuance of an unlimited aggregate principal amount of 10% Senior Secured Notes due 2017 (the "Notes");

B.

By Supplemental Note Indenture dated as of April 23, 2013, each Barbados Guarantor agreed to be a Guarantor under the Note Indenture and to be bound by the terms of the Note Indenture applicable to Guarantors, including Article 10 thereof;

C.	Section 4.09 of the Note Indenture provides for certain negative covenants relating to limitations on Indebtedness;

D.	The Company, the Guarantors and the Trustee wish to amend the Note Indenture to, among other things, revise the scope of such negative covenants; and

E.

Section 9.02(a) of the Note Indenture provides that the Company, the Guarantors and the Trustee may amend or supplement the Indenture Documents with the consent of the Holders of a majority in principal amount of the Notes then outstanding voting as a single class, which consent has been obtained;

NOW THEREFORE, this First Amending Agreement witnesseth and it is hereby agreed and declared as follows:

1.	Capitalized Terms

Except as otherwise provided for herein, all capitalized terms and expressions used in this First Amending Agreement shall have the meanings ascribed to them in the Note Indenture.

2.	Amendments

	a.	The following are added as additional definitions in Section 1.01 of the Note Indenture:

'“Deposit Balance Amount” means the principal amount of any Indebtedness, which amount shall not exceed $60,000,000 less the Deposit (as defined in the Namoya Streaming Agreement) and which amount shall be outstanding for a period not to exceed three years from the date hereof;”

“Forward Sale/Streaming Agreements” means the Namoya Streaming Agreement, the Twangiza Forward Agreement - 1 and the Twangiza Forward Agreement - 2;”

“Forward Sale/Streaming Facilities” means the transactions described in the Forward Sale/Streaming Agreements;”

“Namoya Payable Gold” has the meaning ascribed to “Payable Gold” in the Namoya Streaming Agreement;”

“Namoya Purchaser” has the meaning ascribed to “Purchaser” in the Namoya Streaming Agreement;”

"Namoya Streaming Agreement" means the Gold Streaming Agreement dated February 27, 2015 among Namoya GSA Holdings, the Company and Namoya Mining S.A. (as amended or restated from time to time);”

"Namoya Streaming Obligations" means the liabilities and obligations of the Company and certain of the Restricted Subsidiaries under or in connection with the Namoya Streaming Agreement;”

"Namoya Streaming Secured Obligations" means the Deposit (as defined in the Namoya Streaming Agreement as in effect as of the date hereof), which amount shall be reduced pursuant to the formula set out in Section 9.2(a) of the Namoya Streaming Agreement as of the date hereof;

“Priority Stream Obligations” means the obligation to, without duplication, deliver the Namoya Payable Gold, including any Namoya Payable Gold which, pursuant to the terms of the Namoya Streaming Agreement, should have been delivered to or for the benefit of the Namoya Purchaser but which was not delivered or which was used for another purpose in contravention of the Namoya Streaming Agreement but excluding, for greater certainty, any future obligation to deliver the Namoya Payable Gold, which shall continue as part of the Namoya Streaming Obligations only;

"Twangiza Forward Agreement - 1" means the Gold Purchase and Sale Agreement dated February 27, 2015 among Twangiza GFSA Holdings, the Company and Twangiza Mining S.A. (as amended or restated from time to time);

"Twangiza Forward Agreement - 2" means the Gold Purchase and Sale Agreement dated February 27, 2015 among Twangiza GFSA Holdings, the Company and Twangiza Mining S.A. (as amended or restated from time to time);

"Twangiza Forward Obligations - 1" means the liabilities and obligations of the Company and certain of the Restricted Subsidiaries under or in connection with the Twangiza Forward Agreement – 1, referred to therein as the “PSA Obligations”;

"Twangiza Forward Secured Obligations - 1" means $20,000,000 (being the Prepayment Amount in the Twangiza Forward Agreement – 1), which amount shall be reduced by $555,556 on the date of delivery of each Scheduled Monthly Quantity (as defined in the Twangiza Forward Agreement – 1 as in effect as of the date hereof) of gold, which secured obligations are referred to in the Twangiza Forward Agreement – 1 as the “Secured Amount”;

"Twangiza Forward Obligations - 2" means the liabilities and obligations of the Company and certain of the Restricted Subsidiaries under or in connection with the Twangiza Forward Agreement – 2, referred to therein as the “PSA Obligations”;

"Twangiza Forward Secured Obligations - 2" means $20,000,000 (being the Prepayment Amount in the Twangiza Forward Agreement – 2), which amount shall be reduced by $555,556 on the date of delivery of each Scheduled Monthly Quantity (as defined in the Twangiza Forward Agreement – 2 as in effect as of the date hereof) of gold, which secured obligations are referred to in the Twangiza Forward Agreement – 2 as the “Secured Amount”;

"Twangiza Forward Obligations" means, collectively, the Twangiza Forward Obligations - 1 and the Twangiza Forward Obligations - 2;"

"Twangiza Forward Secured Obligations" means, collectively, the Twangiza Forward Secured Obligations - 1 and the Twangiza Forward Secured Obligations - 2;"

Confirmation that Namoya Streaming Obligations and Twangiza Forward Obligations permitted under the Note Indenture

b.	The following is added to the definition of "Indebtedness" in Section 1.01 of the Note Indenture as new paragraph (11) thereof:

"(11) the Namoya Streaming Obligations and the Twangiza Forward Obligations."

c.	The following is added to the definition of "Asset Disposition" in Section 1.01 of the Note Indenture as new paragraph (19) thereof:

"(19) the Forward Sale/Streaming Facilities."

d.	Subsection (2)(a) of the definition of "Parity Lien Debt" in Section 1.01 of the Note Indenture is deleted in its entirety and replaced with the following:

"such Indebtedness is designated by the Company, in an Officer’s Certificate delivered to each Parity Debt Representative and the Collateral Agent, as “Parity Lien Debt” for the purposes of the Secured Debt Documents; provided that no Obligation or Indebtedness may be designated as both Parity Lien Debt and Priority Lien Debt, except for the Namoya Streaming Obligations;"

e.	Subsection (1) of the definition of "Priority Lien Debt" in Section 1.01 of the Note Indenture is deleted in its entirety and replaced with the following:

"such Indebtedness is designated by the Company, in an Officer’s Certificate delivered to each Priority Debt Representative and the Collateral Agent, as “Priority Lien Debt” for the purposes of the Secured Debt Documents; provided that no Obligation or Indebtedness may be designated as both Parity Lien Debt and Priority Lien Debt, except for the Namoya Streaming Obligations;"

f.	The following is added to Section 4.09(b) of the Note Indenture as new paragraph (20) thereof:

"(20) the Namoya Streaming Obligations and the Twangiza Forward Obligations."

Priority Liens to include Priority Stream Obligations and Twangiza Forward Secured Obligations

g.	Section 4.09(b)(1) is deleted and the following substituted therefor:

"(1) Indebtedness of the Company or any of its Restricted Subsidiaries pursuant to Debt Facilities or Forward Sale/Streaming Facilities in an aggregate amount of:

(A)	the Priority Stream Obligations, and

(B)	an amount not to exceed the greater of:

	(i)	the greater of (1) $20,000,000 and (2) 5% of Total Assets, and

	(ii)	the aggregate of (1) $15,000,000 and (2) the Twangiza Forward Secured Obligations."

Parity Liens to include Namoya Streaming Secured Obligations

h.	Section 4.09(b)(19) is deleted and the following substituted therefor:

"(19)      in addition to the items referred to in clauses (1) through (18) above and (20) below, Indebtedness of the Company and its Restricted Subsidiaries in an aggregate amount which, when taken together with the amount of all other Indebtedness Incurred pursuant to this clause (19) and then outstanding, shall not exceed the greater of:

(A) the greater of (i) $5.0 million and (ii) 1% of Total Assets, and

                 (B)                 the aggregate of (i) the Namoya Streaming Secured Obligations, excluding the amount of any Priority Stream Obligation that is included in Section 4.09(b)(1), and (ii) the Deposit Balance Amount, at anytime outstanding.”

Confirmation of Priority of Namoya Payable Gold as a Pre-paid Purchase Obligation

i.	The definition of “Priority Debt Sharing Confirmation” is deleted in its entirety and replaced with the following:

“Priority Debt Sharing Confirmation” means, as to any Series of Priority Lien Debt, the written agreement of the holders of such Series of Priority Lien Debt, as set forth in the credit agreement, indenture or other agreement governing such Series of Priority Lien Debt, for the benefit of all holders of each other existing and future Series of Priority Lien Debt and each existing and future Priority Debt Representative, that all Priority Lien Obligations will be and are secured equally and ratably by all Liens at any time granted by the Borrower or any other Obligor to secure any Obligations in respect of such Series of Priority Lien Debt (except that the Priority Stream Obligations shall be paid in priority to the other Priority Lien Obligations in accordance with Section 3.4(a) of the Collateral Trust Agreement), whether or not upon property otherwise constituting Collateral, that all such Liens will be enforceable by the Collateral Agent for the benefit of all holders of Priority Lien Obligations equally and ratably (except that the Priority Stream Obligations shall be paid in priority to the other Priority Lien Obligations in accordance with Section 3.4(a) of the Collateral Trust Agreement), and that the holders of Obligations in respect of such Series of Priority Lien Debt are bound by the provisions in the Collateral Trust Agreement relating to the order of application of proceeds from enforcement of such Liens, and consent to and direct the Collateral Agent to perform its obligations under the Collateral Trust Agreement.

Permitting Certain Restrictions on Intercompany Distributions

j.	The following is added at the end of Section 4.08(a):

"where the effect of such consensual encumbrance or consensual restriction is to cause the Company or any of its Restricted Subsidiaries to not have sufficient funds to satisfy its obligations hereunder or under any other Secured Debt Document.”

Cross Defaults to Forward Sale/Streaming Agreements

k.	The following is added to Section 6.01 as new paragraph (6.1) thereof:

"(6.1) any Banro Event of Default under any of the Forward Sale/Streaming Agreements (as defined therein) in respect of which the grace period has expired;”

3.	Amendments to Priority Debt Sharing Confirmations

The parties hereto acknowledge and agree that each Priority Debt Sharing Confirmation in the Indenture Documents or entered into in connection with an Indenture Document, is hereby amended to provide that the Priority Stream Obligations shall be paid in priority to the other Priority Lien Obligations in accordance with Section 3.4(a) of the Collateral Trust Agreement.

4.	Amendments to Indenture Documents and Collateral Documents

The parties hereto acknowledge and agree that all Indenture Documents and Collateral Documents are deemed to be amended to the extent required to reflect the amendments set forth in this First Amending Agreement.

5.	Further Steps

The Company and the Trustee are hereby authorized and directed to take all such further steps as are necessary to give effect to the amendments as set forth in this First Amending Agreement.

6.	Incorporation into Note Indenture

This First Amending Agreement shall be read and construed as if forming a part of the Note Indenture and the Note Indenture shall be amended and revised to the extent required to give effect to this First Amending Agreement.

7.	Ratification

The Note Indenture, as amended by this First Amending Agreement, is in all respects ratified and confirmed.

8.	Governing Law

This First Amending Agreement shall be construed in accordance with the laws of the Province of Ontario and shall be treated in all respects as an Ontario contract. The parties hereby submit and attorn to the jurisdiction of the courts of Ontario for all matters related to this First Amending Agreement.

9.	Counterparts

This First Amending Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

[signature page follows]

IN WITNESS WHEREOF the parties have executed this First Amending Agreement as of the date first above written.

BANRO CORPORATION

Per:	“Kevin Jennings”
Name: Kevin Jennings
Title: Chief Financial Officer

BANRO CONGO MINING S.A.

Per:	“Dan Bansah”
Name: Dan Bansah
Title: Director & General Manager

KAMITUGA MINING S.A.

Per:	“Dan Bansah”
Name: Dan Bansah
Title: Director

LUGUSHWA MINING S.A.

Per:	“Dan Bansah”
Name: Dan Bansah
Title: Director

NAMOYA MINING S.A.

Per:	“Dan Bansah”
Name: Dan Bansah
Title: Director

TWANGIZA MINING S.A.

Per:	“Dan Bansah”
Name: Dan Bansah
Title: Director

(signature page to indenture amendment)

BANRO GROUP (BARBADOS) LIMITED

Per:	“Stephen L. Greaves”
Name: Stephen L. Greaves
Title: Director

BANRO CONGO (BARBADOS) LIMITED

Per:	“Stephen L. Greaves”
Name: Stephen L. Greaves
Title: Director

KAMITUGA (BARBADOS) LIMITED

Per:	“Stephen L. Greaves”
Name: Stephen L. Greaves
Title: Director

LUGUSHWA (BARBADOS) LIMITED

Per:	“Stephen L. Greaves”
Name: Stephen L. Greaves
Title: Director

NAMOYA (BARBADOS) LIMITED

Per:	“Stephen L. Greaves”
Name: Stephen L. Greaves
Title: Director

TWANGIZA (BARBADOS) LIMITED

Per:	“Stephen L. Greaves”
Name: Stephen L. Greaves
Title: Director

(signature page to indenture amendment)

EQUITY FINANCIAL TRUST COMPANY

Per:	“Kathy Thorpe”
Name: Kathy Thorpe
Title: Senior Trust Officer

Per:	“Carol Mikos”
Name: Carol Mikos
Title: Vice President Trust Services

(signature page to indenture amendment)